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January 14, 2009

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Office of Electronics and Machinery Division of Corporation Finance	File No. 025681-0058

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Peggy Fisher, Esq., Assistant Director
Ruairi Regan, Esq.
Gary Todd
Brian Cascio

Re:	Advanced Micro Devices, Inc.
Amendment No. 5 to Preliminary Proxy Statement
File No. 001-07882

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s Preliminary Proxy Statement on Schedule 14A, which the Company initially filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 (as amended, the “Proxy Statement”). For your convenience, we have enclosed a courtesy package that includes six (6) unmarked copies of Amendment No. 5 and six (6) copies of Amendment No. 5 that have been marked to show all changes from Amendment No. 4 to the Proxy Statement, which the Company filed with the Commission on January 12, 2009.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by facsimile on January 13, 2009 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Our Purpose and Reasons for the Transaction, page 8

1.	We note your response to comment 3. Please expand to discuss the negative consequences to AMD shareholders in the event of sale, liquidation, or dissolution of The Foundry Company because AMD currently owns 100% of the assets that will be transferred to The Foundry Company and will only own 34.2% of the joint venture at the conclusion of the transfer of assets.

Response: In response to the Staff’s comment, the Company has added a new bullet on page 9 of Amendment No. 5.

January 14, 2009

Fairness Opinions

2.	We note your response to prior comment 6. If you intend to furnish shareholders with the fairness opinions that are based upon the draft amendment rather than the actual executed agreement, expand the disclosure in the appropriate locations to explain to investors your reasons for doing so. Also expand the disclosure to compare the draft amendment furnished to the fairness advisors with the actual executed agreement. We note your response that they were “substantially identical.”

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 12 and 17 of Amendment No. 5.

* * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8277 or by fax at (415) 395-8095, Tad Freese by telephone at (650) 463-3060 or by fax at (650) 463-2600, or John Huber by telephone at (202) 637-2242 or by fax at (202) 637-3374 with any questions or comments you may have regarding this correspondence. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Andrew S. Williamson

Andrew S. Williamson

of LATHAM & WATKINS LLP

cc:	Derrick R. Meyer, Advanced Micro Devices, Inc.

Harry A. Wolin, Advanced Micro Devices, Inc.

Katy Wells, Advanced Micro Devices, Inc.

Faina Medzonsky, Advanced Micro Devices, Inc.

Tad J. Freese, Latham & Watkins LLP

John J. Huber, Latham & Watkins LLP